No. 812-15190
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.2 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-l UNDER THE INVESTMENT COMPANY ACT

HPS CORPORATE LENDING FUND; HPS INVESTMENT PARTNERS, LLC; BRICKYARD DIRECT LENDING FUND, L.P.; CORE SENIOR LENDING FUND (A-A), L.P.; CORE SENIOR LENDING FUND, L.P.; HPS DPT DIRECT LENDING FUND, L.P.; HINODE DIRECT LENDING 2017 FUND, L.P.; KITTY HAWK CREDIT FUND, L.P.; HPS INVESTMENT PARTNERS (UK) LLP; HPS INVESTMENT PARTNERS (HK), LIMITED; HPS INVESTMENTS PARTNERS (AUS) PTY LTD.; HPS ALSC MANAGEMENT, LLC; HPS MEZZANINE PARTNERS, LLC; HPS MEZZANINE PARTNERS II, LLC; HPS MEZZANINE MANAGEMENT III, LLC; HPS MEZZANINE MANAGEMENT 2019, LLC; HPS OPPORTUNITIES SL MANAGEMENT, LLC; HPS RE MANAGEMENT, LLC; HPS INVESTMENT PARTNERS CLO (US), LLC; HPS INVESTMENT PARTNERS CLO (UK) LLP; HPS EF GP, LLC; HPS EL SLF 2016 GP, LLC; CGC, LLC; CGC III PARTNERS LLC; CORE SENIOR LENDING MASTER FUND (PB), L.P.; HPS CORE SENIOR LENDING PORTFOLIO (PB) II, L.P.; CREDIT VALUE MASTER FUND 2016, L.P.; CREDIT VALUE MASTER FUND V, L.P.; CREDIT VALUE ONTARIO FUND V, L.P.; CREDIT VALUE MASTER FUND VI, L.P.; EUROPEAN ASSET VALUE FUND (USD) II, L.P.; EUROPEAN ASSET VALUE OFFSHORE FUND (USD) II, L.P.; EUROPEAN ASSET VALUE OFFSHORE FUND II, L.P.; HPS EUROPEAN LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.; HPS MEZZANINE PARTNERS 2019, L.P.; HPS OFFSHORE MEZZANINE PARTNERS 2019 CO-INVEST, L.P.; HPS OFFSHORE MEZZANINE PARTNERS 2019 EUROPE, SCSP; HPS OFFSHORE MEZZANINE PARTNERS 2019, L.P.; HPS SPECIAL SITUATIONS OPPORTUNITY FUND, L.P.; HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND, L.P.; HPS SPECIALTY LOAN EUROPE FUND V, SCSP; HPS SPECIALTY LOAN FUND (JPY) V, L.P.; HPS SPECIALTY LOAN FUND V, L.P.; HPS SPECIALTY LOAN FUND V-L, L.P.; HPS SPECIALTY LOAN INTERNATIONAL FUND V, SCSP; HPS SPECIALTY LOAN INTERNATIONAL FUND V-L, L.P.; INSTITUTIONAL CREDIT MASTER FUND, L.P.; LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.; MAYFAIR ALTERNATIVE CREDIT FUNDS ICAV; MEZZANINE PARTNERS III, L.P.; OFFSHORE MEZZANINE PARTNERS III CO-INVEST, L.P.; OFFSHORE MEZZANINE PARTNERS III, L.P.; REAL ESTATE CREDIT SOLUTIONS FUND II, L.P.; REAL ESTATE CREDIT SOLUTIONS OFFSHORE FUND II, L.P.; SPECIALTY LOAN FUND 2016, L.P.; SPECIALTY LOAN FUND 2016-L, L.P.; SPECIALTY LOAN INSTITUTIONAL FUND 2016-L, L.P.; ASPEN CO-INVEST, L.P.; BRONCO CO-INVEST, L.P; ENDURANCE II CO-INVEST, L.P.; GALAXY III CO-INVEST, L.P.; MILANO CO-INVEST, L.P. NEPTUNE CO-INVEST, L.P.; PATRIOT CO-INVEST, L.P.; AIGUILLES ROUGES IRISH SPECIALTY LOAN FUND PLC; AIGUILLES ROUGES SPECIALTY LOAN FUND, L.P.; CACTUS DIRECT LENDING FUND, L.P.; CARDINAL FUND, L.P.; CST SPECIALTY LOAN FUND, L.P.; FALCON CREDIT FUND, L.P.; GIM CREDIT LUX S.A.; GIM CREDIT MASTER LUX S.À R.L.; GIM II, L.P.; GIM, L.P.; HC DIRECT LENDING FUND, L.P.; HN CO-INVESTMENT FUND, L.P.; HPS CORE SENIOR LENDING CO-INVEST, L.P.; HPS HALITE 2020 DIRECT LENDING FUND LIMITED; HPS KP MEZZ 2019 CO-INVEST, L.P.; HPS MAGNETITE ENERGY & POWER CREDIT FUND, L.P.; HPS MAGNETITE ENERGY & POWER CREDIT OFFSHORE FUND, L.P.; HPS OCOEE SPECIALTY LOAN FUND, L.P.; HPS OH CO-INVESTMENT FUND, L.P.; HPS PA CO-INVESTMENT FUND, L.P.; HPS RR SPECIALTY LOAN FUND, L.P.; HPS VG CO-INVESTMENT FUND, L.P.; JADE REAL ASSETS FUND, L.P.; MAUNA KEA FUND, L.P.; MORENO STREET DIRECT LENDING FUND, L.P.; NDT SENIOR LOAN FUND, L.P.; PRESIDIO LOAN FUND, L.P.; PRIVATE LOAN OPPORTUNITIES FUND, L.P.; RED CEDAR FUND 2016, L.P.; SANDLAPPER CREDIT FUND, L.P.; SC STRATEGIC INVESTMENT FUND, L.P.; SPECIALTY LOAN FUND – CX-2, L.P.; SPECIALTY LOAN VG FUND, L.P.; AP MEZZANINE PARTNERS III, L.P.; HPS AP MEZZANINE PARTNERS 2019, L.P.; HPS HINODE MEZZANINE PARTNERS 2020, L.P.; SPECIALTY LOAN ONTARIO FUND 2016, L.P.; EL SPECIALTY LOAN SECONDARY FUND, L.P.; HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V, L.P.; HPS STRATEGIC INVESTMENT PARTNERS V, L.P.; HPS AP STRATEGIC INVESTMENT PARTNERS V, L.P.; HPS AD CO-INVESTMENT HOLDINGS, L.P.; HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC; HPS ELBE UNLEVERED DIRECT LENDING FUND, SCSP; HPS SPECIALTY LOAN ONTARIO FUND V, L.P.; SHELBY CO-INVEST, L.P.; CORE SENIOR LENDING FUND II, SCSP; CORE SENIOR LENDING INTERNATIONAL FUND II, SCSP; HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V EUROPE, SCSP; SEGOVIA LOAN ADVISORS (UK) LLP

40 West 57th Street
33rd Floor
New York, NY 10019
Tel: (212) 287-6767

All Communications, Notices and Orders to: Yoohyun K. Choi HPS Investment Partners, LLC 40 West 57th Street 33rd Floor New York, NY 10019 Tel: (212) 287-6767	Copies to: Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Tel: (212) 698-3500

August 5, 2021

Page 1 of 37 sequentially numbered pages (including exhibits)

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l thereunder, permitting certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act as modified by the exemptive rules adopted by the Commission under the 1940 Act.

•
HPS Corporate Lending Fund, a closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act (“HPS Fund” or the “Existing Regulated Entity”);

•	HPS Investment Partners, LLC, the investment adviser to the Existing Regulated Entity (“HPS”);

•	The investment advisory and relying advisers of HPS set forth on Schedule A hereto (each such investment adviser and HPS, an “Existing Adviser” and collectively, the “Existing Advisers”); and

•
Investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is an Existing Adviser and that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and, collectively with the Existing Regulated Entity and the Existing Advisers, the “Applicants”).

The relief requested in this application (the “Application”) would allow one or more Regulated Entities1 and/or one or more Affiliated Funds2 to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17 and 57 of the 1940 Act, and (B) make additional investments in securities of such issuers (“Follow-On Investments”), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiaries) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Funds without obtaining and relying on the Order. The term “Adviser” means any Existing Adviser and any Future Adviser.

[1]
“Regulated Entity” means the Existing Regulated Entity and any Future Regulated Entity. “Future Regulated Entity” means any closed-end management investment company formed in the future that is registered under the 1940 Act or any closed-end management investment company that has elected to be regulated as a BDC whose investment adviser is an Adviser. The term “Future Adviser” means any future investment adviser (i) controls, is controlled by or is under common control with HPS, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

[2]
“Affiliated Fund” means any Existing Affiliated Fund or any Future Affiliated Fund. “Future Affiliated Fund” means any investment fund that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, is formed in the future, and whose investment adviser is an Adviser. No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.3 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors (the “Board”)4 of such Regulated Entity would make all relevant determinations under the Conditions (defined below) with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.5

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	HPS Corporate Lending Fund

The HPS Fund was recently organized as a Delaware statutory trust on December 23, 2020. The HPS Fund intends to become a diversified, closed-end management investment company and intends to elect to be regulated as a BDC under Section 54(a) of the 1940 Act. In addition, the HPS Fund intends to be treated as a regulated investment company for tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”). The HPS Fund’s investment objective will be to produce current income while preserving capital, by investing primarily in newly originated secured debt, focusing on established, stabilized middle market borrowers. The HPS Fund’s principal place of business is 40 West 57th Street, 33rd Floor, New York, NY 10019. Prior to relying on the requested order, the HPS Fund will have filed an election to be regulated as a BDC under the 1940 Act.

[3]
“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity; (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.

[4]	The term “Board” refers to the board of directors, managers or trustees of any Regulated Entity.

[5]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Board of the HPS Fund will have five members, three of whom are not “interested persons” of the HPS Fund within the meaning of Section 2(a)(19) (the “Independent Trustees”).6

No Independent Trustee of any Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

B.	Existing Advisers

HPS is a limited liability company organized under the laws of the state of Delaware. HPS serves as the investment adviser to the Existing Regulated Entity and is registered as an investment adviser under the Advisers Act.

The other Existing Advisers are controlled and wholly-owned by HPS, with the exception of HPS Investment Partners CLO (US), LLC and HPS Investment Partners CLO (UK) LLP, which are controlled by HPS but are partially owned by unaffiliated third parties. Descriptions of the other Existing Advisers are set forth in Schedule A hereto.

C.	Existing Affiliated Funds

The Existing Affiliated Funds are entities whose investment adviser is an Existing Adviser and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The investment strategies of the Existing Affiliated Funds are set forth in Schedule A hereto.

III.	ORDER REQUESTED

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds.

The Regulated Entities and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Entities and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Entities and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

[6]	The term “Independent Trustees” refers to the independent directors, managers or trustees of any Regulated Entity.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules or regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC, or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•
any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•
any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC[7]; or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.8 HPS is the investment adviser to the Existing Regulated Entity and an Adviser will be the investment adviser to each Future Regulated Entity. In addition, an Adviser is or will be the investment adviser of each Affiliated Fund. The Regulated Entities and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated Entity and each Affiliated Fund participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[7]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[8]
See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Con., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of investors of the Regulated Entities and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Entity would only invest in investments that are appropriate to the interests of investors and the investment needs and abilities of that Regulated Entity. In addition, each Regulated Entity would be able to invest on equal footing with each other Regulated Entity and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Entity would have the ability to participate in any sale of a security purchased in a Co-Investment Transaction on a proportionate basis, at the same price and on the same terms and conditions. Fees and expenses of Co-Investment Transactions would be borne by the Advisers, or shared pro rata among the Regulated Entities and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Entity from investing in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Entity being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Entities. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Entity. In addition, when considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Adviser will consider only the Objectives and Strategies,9 Board-Established Criteria,10 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. The participation of a Regulated Entity in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in Section 57(o) (a ‘Required Majority’), of the trustees of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the ‘Independent Trustees’).11

Applicants believe that the use of Board-Established Criteria for each of the Regulated Entities is appropriate based on the potential size and scope of HPS’ advisory business, in particular since HPS intends to continue to evaluate and consider sponsoring new advisory clients that may be eligible to participate in the co-investment program, and may pursue transactions to increase the size and base of investable capital for the HPS Fund and the Existing Affiliated Funds. HPS presently considers, and potentially more so in the future expects that it will consider, a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Entities. By using the Board-Established Criteria for a Regulated Entity, the applicable Adviser will be able to limit the Potential Co-Investment Transactions it considers for the Regulated Entity to objective, verifiable, and testable criteria established by the Regulated Entity’s Board. In addition to the other protections offered by the Conditions to the Application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Entity. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under Condition 9, the Regulated Entity's Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to Follow-On Investments) effected by the Regulated Entity that did not fit within the then-current Board-Established Criteria.

[9]
The term “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to investors.

[10]
The term “Board-Established Criteria” means criteria that the Board of the applicable Regulated Entity may establish from time to time to describe the characteristics of Potential Co-Investment Transactions which would be within the Regulated Entity’s then-current Objectives and Strategies that the applicable Adviser should consider as appropriate for the Regulated Entity. If no Board-Established Criteria are in effect for a Regulated Entity, then such Adviser will consider all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies for that Regulated Entity. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to a Regulated Entity may from time to time recommend criteria for the applicable Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees. The Independent Trustees of a Regulated Entity may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[11]
In the case of a Regulated Entity that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o) of the 1940 Act.

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Entity that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Entity because it would be a company controlled by its parent Regulated Entity for purposes of Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this Condition will ensure that the Independent Trustees will act independently in evaluating the co-investment program, because the ability of an Adviser or the principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly. The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the investors, and other factors that they deem relevant.

D.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.

a.
Each Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that it identifies for each Regulated Entity all Potential Co-Investment Transactions that (i) the Adviser considers for any other Regulated Entity or Affiliated Fund and (ii) fall within the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria.

b.
When an Adviser identifies a Potential Co-Investment Transaction for a Regulated Entity under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.
a.
If an Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for the Regulated Entity.

b.
If the aggregate amount recommended by an Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. Each Adviser will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party’s available capital to assist the Eligible Trustees with their review of the applicable Regulated Entity’s investments for compliance with these allocation procedures.

c.
After making the determinations required in Conditions 1(b) and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Entity and each participating Affiliated Fund) to the Eligible Trustees of its participating Regulated Entity for their consideration. A Regulated Entity will enter into a Co-Investment Transaction with one or more other Regulated Entities or Affiliated Funds only if, prior to the Regulated Entity’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.
the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its equity holders and do not involve overreaching in respect of the Regulated Entity or its equity holders on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.	the interests of the Regulated Entity’s equity holders; and

B.	the Regulated Entity’s then-current Objectives and Strategies;

iii.
the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition 2(c)(iii), if:

A.	the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

B.
the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.
any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

iv.
the proposed investment by the Regulated Entity will not benefit any Adviser, the other Regulated Entities, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.	Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.
The applicable Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.
Except for Follow-On Investments made in accordance with Condition 8,[12] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor. The applicable Adviser will maintain books and records that demonstrate compliance with this Condition for such Regulated Entity.

6.
A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A),(B) and (C) are met.

7.

a.	If any Regulated Entity or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:
i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and
ii.	formulate a recommendation as to participation by each Regulated Entity in the disposition.
b.
Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

c.
A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to such Regulated Entity’s participation to such Regulated Entity’s Eligible Trustees, and such Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

d.	Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

[12]	This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

8.

a.	If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b.
A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.
the aggregate amount recommended by the applicable Advisers to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.
The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.
The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Entities and Affiliated Funds, that the Regulated Entity considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Entity participated, so that the Independent Trustees may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Entity considered but declined to participate in, comply with the Conditions of the Order. In addition, the Independent Trustees will consider at least annually (a) the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

10.
Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

11.
No Independent Trustee of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the 1940 Act), of any Affiliated Fund.

12.
The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Regulated Entities and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.
Any transaction fee[13] (including break-up or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Advisers, the Affiliated Funds, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C), (b) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) of the 1940 Act or (c) in the case of an Adviser, investment advisory fees paid in accordance with the investment advisory agreement between the Adviser and the Regulated Entity or Affiliated Fund).

14.
If the Holders own in the aggregate more than 25% of the Shares of a Regulated Entity, then the Holders will vote such Shares in the same percentages as the Regulated Entity’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15.
Each Regulated Entity’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Entity’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance.

[13]	Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and the investors thereof and (ii) the protections found in the Conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Entities may be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent registered investment companies and BDCs from making investments that are in the best interests of their investors.

In cases where an Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more of the Affiliated Funds and the other Regulated Entities in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entities. Indeed, each Regulated Entity’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Entities could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s investors. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Entity and its investors will benefit from the ability to participate in Co-Investment Transactions. The Board of the Existing Regulated Entity, including the Independent Trustees, has determined that it is in the best interests of the Existing Regulated Entity to have the ability to participate in Co-Investment Transactions because, among other matters: (i) the Existing Regulated Entity may be able to participate in a larger number and greater variety of transactions; (ii) the Existing Regulated Entity may be able to participate in larger transactions; (iii) the Existing Regulated Entity will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Entities; (iv) the Existing Regulated Entity and any other Regulated Entities participating in the proposed investment may have greater bargaining power and more potential control over the investment, each of which could result in terms that are more favorable for the participating Regulated Entities; (v) the Existing Regulated Entity may obtain greater attention from the sponsors and other management of potential investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Entities and their investors.14 For these reasons, the Board of the Existing Regulated Entity has determined that it is proper and desirable for the Existing Regulated Entity to have the ability to participate in Co-Investment Transactions with other Regulated Entities and one or more Affiliated Funds.

[14]	The Board of each Future Regulated Entity will make the same findings before engaging in a Co-Investment Transaction in reliance on the requested order.

B.	Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Entities and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Entity must approve various investment decisions with respect to such Regulated Entity in accordance with the Conditions; and (iii) the Regulated Entities are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Trustees. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 of the 1940 Act.15

[15]
See, e.g., Star Mountain Credit Opportunities Fund, LP, et al. (File No. 812-15120) Release No. IC-34228 (Mar. 23, 2021) (order), Release No. IC-34202 (Feb. 23, 2021) (notice); Muzinich BDC, Inc., et al. (File No. 812-15086), Release No. IC-34219 (March 2, 2021) (order), Release No. IC-34186 (February 2, 2021) (notice); KKR Income Opportunities Fund, et al. (File No. 812-14951), Release No. IC-34164 (January 5, 2021) (order), Release No. IC-34138 (December 11, 2020) (notice); Great Elm Capital Corp., et al. (File No. 812-15019) Release No. IC-33864 (May 12, 2020) (order), Release No. IC-33839 (Apr. 15, 2020) (notice); Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (Feb. 27, 2017) (order), Release No. IC-32461 (Jan. 31, 2017) (notice); Goldman Sachs BDC, Inc. et al. (File No. 812-14219) Release No. IC-32409 (Jan. 4, 2017) (order), Release No. IC-32382 (Dec, 7, 2016) (notice).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Yoohyun K. Choi
HPS Investment Partners, LLC
40 West 57th Street
33rd Floor
New York, NY 10019
E-mail: kathy.choi@hpspartners.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
E-mail: richard.horowitz@dechert.com

B.	Authorizations

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Corporate Lending Fund (in her capacity as Sole Trustee). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC (in her capacity as Director). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Investment Manager of each of Core Senior Lending Fund L.P., Core Senior Lending Master Fund (PB), L.P., HPS Core Senior Lending Portfolio (PB) II, L.P., Credit Value Master Fund 2016, L.P., Credit Value Master Fund V, L.P., Credit Value Ontario Fund V, L.P., Credit Value Master Fund VI, L.P., European Asset Value Fund (USD) II, L.P., European Asset Value Offshore Fund (USD) II, L.P., European Asset Value Offshore Fund II, L.P., HPS European Liquid Loan Opportunities Master Fund, L.P., HPS Special Situations Opportunity Fund, L.P., HPS Special Situations Opportunity Offshore Fund, L.P., HPS Specialty Loan Fund (JPY) V, L.P., HPS Specialty Loan Fund V, L.P., HPS Specialty Loan Fund V-L, L.P., HPS Specialty Loan International Fund V-L, L.P., Institutional Credit Master Fund, L.P., Liquid Loan Opportunities Master Fund, L.P., Real Estate Credit Solutions Fund II, L.P., Real Estate Credit Solutions Offshore Fund II, L.P., Specialty Loan Fund 2016, L.P., Specialty Loan Fund 2016-L, L.P., Specialty Loan Institutional Fund 2016-L, L.P., Aiguilles Rouges Irish Specialty Loan Fund plc, Aiguilles Rouges Specialty Loan Fund, L.P., Brickyard Direct Lending Fund, L.P., Cactus Direct Lending Fund, L.P., Cardinal Fund, L.P., Core Senior Lending Fund (A-A), L.P., CST Specialty Loan Fund, L.P., Falcon Credit Fund, L.P., GIM Credit Lux S.A., GIM Credit Master Lux S.à r.l., GIM II, L.P., GIM, L.P., HC Direct Lending Fund, L.P., Hinode Direct Lending 2017 Fund, L.P., HN Co-Investment Fund, L.P., HPS Core Senior Lending Co-Invest, L.P., HPS DPT Direct Lending Fund, L.P., HPS Halite 2020 Direct Lending Fund Limited, HPS Magnetite Energy & Power Credit Fund, L.P., HPS Magnetite Energy & Power Credit Offshore Fund, L.P., HPS Ocoee Specialty Loan Fund, L.P., HPS OH Co-Investment Fund, L.P., HPS PA Co-Investment Fund, L.P., HPS RR Specialty Loan Fund, L.P., HPS VG Co-Investment Fund, L.P., Jade Real Assets Fund, L.P., Kitty Hawk Credit Fund, L.P., Mauna Kea Fund, L.P., Moreno Street Direct Lending Fund, L.P., NDT Senior Loan Fund, L.P., Presidio Loan Fund, L.P., Private Loan Opportunities Fund, L.P., Red Cedar Fund 2016, L.P., SC Strategic Investment Fund, L.P., Specialty Loan Fund – CX-2, L.P., Specialty Loan VG Fund, L.P., Specialty Loan Ontario Fund 2016, L.P., EL Specialty Loan Secondary Fund, L.P., and HPS Specialty Loan Ontario Fund V, L.P. (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of HPS Mezzanine Management 2019, LLC, Investment Manager of each of HPS Mezzanine Partners 2019, L.P., HPS Offshore Mezzanine Partners 2019 Co-Invest, L.P., HPS Offshore Mezzanine Partners 2019 Europe, SCSp, HPS Offshore Mezzanine Partners 2019, L.P., Bronco Co-Invest, L.P, Endurance II Co-Invest, L.P., Galaxy III Co-Invest, L.P., Milano Co-Invest, L.P., Neptune Co-Invest, L.P., HPS KP Mezz 2019 Co-Invest, L.P., HPS AP Mezzanine Partners 2019, L.P., HPS Hinode Mezzanine Partners 2020, L.P., HPS AD Co-Investment Holdings, L.P. (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Portfolio Manager of each of HPS Specialty Loan Europe Fund V, SCSp, HPS Specialty Loan International Fund V, SCSp, Mayfair Alternative Credit Funds ICAV, HPS Elbe Unlevered Direct Lending Fund, SCSp, Core Senior Lending Fund II, SCSp and Core Senior Lending International Fund II, SCSp (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of HPS Mezzanine Management III, LLC, Investment Manager of each of Mezzanine Partners III, L.P., Offshore Mezzanine Partners III Co-Invest, L.P., Offshore Mezzanine Partners III, L.P., Aspen Co-Invest, L.P., Patriot Co-Invest, L.P., and AP Mezzanine Partners III, L.P. (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of HPS Opportunities SL Management, LLC, Investment Manager of Sandlapper Credit Fund, L.P. (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Strategic Investment Partners V Offshore GP of GP, LLC, as General Partner of HPS Strategic Investment Partners V Offshore GP, L.P., General Partner of HPS Offshore Strategic Investment Partners V, L.P. (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Partners Holdings II, LLC, as General Partner of HPS Strategic Investment Partners V GP, L.P., General Partner of each of HPS Strategic Investment Partners V, L.P. and HPS AP Strategic Investment Partners V, L.P. (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of HPS Strategic Investment Management V, LLC (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners (UK) Ltd I and HPS Investment Partners (UK) Ltd II, as Corporate Members of each of HPS Investment Partners (UK) LLP and HPS Investment Partners CLO (UK) LLP (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners (HK), Limited and HPS Investments Partners (AUS) Pty Ltd. (in her capacity as Director). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of each of HPS ALSC Management, LLC, HPS Mezzanine Partners, LLC, HPS Mezzanine Partners II, LLC, HPS Mezzanine Management III, LLC, HPS Mezzanine Management 2019, LLC, HPS Opportunities SL Management, LLC, HPS RE Management, LLC, HPS EF GP, LLC, HPS EL SLF 2016 GP, LLC and CGC, LLC (in her capacity as Chief Administrative Officer).  Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of CGC, LLC, the Managing Member of CGC III Partners LLC (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of HPS Mezzanine Management 2019, LLC, Investment Manager of Shelby Co-Invest, L.P. (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of HPS Investment Partners, LLC, as Sole Member of HPS Strategic Investment Management V, LLC, Investment Manager of HPS Offshore Strategic Investment Partners V Europe, SCSP (in her capacity as Chief Administrative Officer). Faith Rosenfeld is authorized to sign and file this document on behalf of Segovia Loan Management Corporate Services (UK) Ltd. and Segovia Loan Management (UK) Ltd., as Corporate Members of Segovia Loan Advisors (UK) LLP (in her capacity as Director). David Frey is authorized to sign and file this document on behalf of HPS Investment Partners CLO (US), LLC (in his capacity as Director). The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit A-1 of this Application. Applicants have caused this Application to be duly signed on their behalf on the 5th day of August, 2021.

HPS CORPORATE LENDING FUND

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Sole Trustee

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director
CORE SENIOR LENDING FUND L.P.
CORE SENIOR LENDING MASTER FUND (PB), L.P.
HPS CORE SENIOR LENDING PORTFOLIO (PB) II, L.P.
CREDIT VALUE MASTER FUND 2016, L.P.
CREDIT VALUE MASTER FUND V, L.P.
CREDIT VALUE ONTARIO FUND V, L.P.
CREDIT VALUE MASTER FUND VI, L.P.
EUROPEAN ASSET VALUE FUND (USD) II, L.P.
EUROPEAN ASSET VALUE OFFSHORE FUND (USD) II, L.P.
EUROPEAN ASSET VALUE OFFSHORE FUND II, L.P.
HPS EUROPEAN LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.
HPS SPECIAL SITUATIONS OPPORTUNITY FUND, L.P.
HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND, L.P.
HPS SPECIALTY LOAN FUND (JPY) V, L.P.
HPS SPECIALTY LOAN FUND V, L.P.
HPS SPECIALTY LOAN FUND V-L, L.P.
HPS SPECIALTY LOAN INTERNATIONAL FUND V-L, L.P.
INSTITUTIONAL CREDIT MASTER FUND, L.P.
LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.
REAL ESTATE CREDIT SOLUTIONS FUND II, L.P.
REAL ESTATE CREDIT SOLUTIONS OFFSHORE FUND II, L.P.
SPECIALTY LOAN FUND 2016, L.P.
SPECIALTY LOAN FUND 2016-L, L.P.
SPECIALTY LOAN INSTITUTIONAL FUND 2016-L, L.P.
AIGUILLES ROUGES IRISH SPECIALTY LOAN FUND PLC
AIGUILLES ROUGES SPECIALTY LOAN FUND, L.P.
BRICKYARD DIRECT LENDING FUND, L.P.
CACTUS DIRECT LENDING FUND, L.P.

CARDINAL FUND, L.P.
CORE SENIOR LENDING FUND (A-A), L.P.
CST SPECIALTY LOAN FUND, L.P.
FALCON CREDIT FUND, L.P.
GIM CREDIT LUX S.A.
GIM CREDIT MASTER LUX S.À R.L.
GIM II, L.P.
GIM, L.P.
HC DIRECT LENDING FUND, L.P.
HINODE DIRECT LENDING 2017 FUND, L.P.
HN CO-INVESTMENT FUND, L.P.
HPS CORE SENIOR LENDING CO-INVEST, L.P.
HPS DPT DIRECT LENDING FUND, L.P.
HPS HALITE 2020 DIRECT LENDING FUND LIMITED
HPS MAGNETITE ENERGY & POWER CREDIT FUND, L.P.
HPS MAGNETITE ENERGY & POWER CREDIT OFFSHORE FUND, L.P.
HPS OCOEE SPECIALTY LOAN FUND, L.P.
HPS OH CO-INVESTMENT FUND, L.P.
HPS PA CO-INVESTMENT FUND, L.P.
HPS RR SPECIALTY LOAN FUND, L.P.
HPS VG CO-INVESTMENT FUND, L.P.
JADE REAL ASSETS FUND, L.P.
KITTY HAWK CREDIT FUND, L.P.
MAUNA KEA FUND, L.P.
MORENO STREET DIRECT LENDING FUND, L.P.
NDT SENIOR LOAN FUND, L.P.
PRESIDIO LOAN FUND, L.P.
PRIVATE LOAN OPPORTUNITIES FUND, L.P.
RED CEDAR FUND 2016, L.P.
SC STRATEGIC INVESTMENT FUND, L.P.
SPECIALTY LOAN FUND – CX-2, L.P.
SPECIALTY LOAN VG FUND, L.P.
SPECIALTY LOAN ONTARIO FUND 2016, L.P.
EL SPECIALTY LOAN SECONDARY FUND, L.P.
HPS SPECIALTY LOAN ONTARIO FUND V, L.P.

BY: HPS INVESTMENT PARTNERS, LLC AS INVESTMENT MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS 2019, L.P.
HPS OFFSHORE MEZZANINE PARTNERS 2019 CO-INVEST, L.P.
HPS OFFSHORE MEZZANINE PARTNERS 2019 EUROPE, SCSP
HPS OFFSHORE MEZZANINE PARTNERS 2019, L.P.
BRONCO CO-INVEST, L.P
ENDURANCE II CO-INVEST, L.P.
GALAXY III CO-INVEST, L.P.
MILANO CO-INVEST, L.P.
NEPTUNE CO-INVEST, L.P.

HPS KP MEZZ 2019 CO-INVEST, L.P.
HPS AP MEZZANINE PARTNERS 2019, L.P.
HPS HINODE MEZZANINE PARTNERS 2020, L.P.
HPS AD CO-INVESTMENT HOLDINGS, L.P.

BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS SPECIALTY LOAN EUROPE FUND V, SCSP
HPS SPECIALTY LOAN INTERNATIONAL FUND V, SCSP
MAYFAIR ALTERNATIVE CREDIT FUNDS ICAV
HPS ELBE UNLEVERED DIRECT LENDING FUND, SCSP
CORE SENIOR LENDING FUND II, SCSP
CORE SENIOR LENDING INTERNATIONAL FUND II, SCSP

BY: HPS INVESTMENT PARTNERS, LLC AS PORTFOLIO MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

MEZZANINE PARTNERS III, L.P.
OFFSHORE MEZZANINE PARTNERS III CO-INVEST, L.P.
OFFSHORE MEZZANINE PARTNERS III, L.P.
ASPEN CO-INVEST, L.P.
PATRIOT CO-INVEST, L.P.
AP MEZZANINE PARTNERS III, L.P.

BY: HPS MEZZANINE MANAGEMENT III, LLC, ITS INVESTMENT MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SANDLAPPER CREDIT FUND, L.P.
BY: HPS OPPORTUNITIES SL MANAGEMENT, LLC, ITS INVESTMENT MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V, L.P.
BY: HPS STRATEGIC INVESTMENT PARTNERS V OFFSHORE GP, L.P., ITS
GENERAL PARTNER
BY: HPS STRATEGIC INVESTMENT PARTNERS V OFFSHORE GP OF GP, LLC, ITS
GENERAL PARTNER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS STRATEGIC INVESTMENT PARTNERS V, L.P.
HPS AP STRATEGIC INVESTMENT PARTNERS V, L.P.

BY: HPS STRATEGIC INVESTMENT PARTNERS V GP, L.P., ITS GENERAL
PARTNER
BY: HPS PARTNERS HOLDINGS II, LLC, ITS GENERAL PARTNER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC
BY: HPS INVESTMENT PARTNERS, LLC ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (UK) LLP
BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS
(UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (HK), LIMITED

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS INVESTMENTS PARTNERS (AUS) PTY LTD.

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS ALSC MANAGEMENT, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS II, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT III, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT 2019, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OPPORTUNITIES SL MANAGEMENT, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS RE MANAGEMENT, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS CLO (US), LLC
By:	/s/ David Frey
Name:	David Frey
Title:	Director

HPS INVESTMENT PARTNERS CLO (UK) LLP
BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS
(UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EF GP, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EL SLF 2016 GP, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC III PARTNERS LLC
BY: CGC, LLC, ITS MANAGING MEMBER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SHELBY CO-INVEST, L.P.
BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V EUROPE, SCSP
BY: HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC, ITS PORTFOLIO
MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SEGOVIA LOAN ADVISORS (UK) LLP
BY: SEGOVIA LOAN MANAGEMENT CORPORATE SERVICES (UK) LTD. AND
SEGOVIA LOAN MANAGEMENT (UK) LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

EXHIBIT A-1
VERIFICATION

The undersigned state that they have duly executed the attached Application for and on behalf of each of HPS Corporate Lending Fund, HPS Investment Partners, LLC, Brickyard Direct Lending Fund, L.P., Core Senior Lending Fund (A-A), L.P., Core Senior Lending Fund, L.P., HPS DPT Direct Lending Fund, L.P., Hinode Direct Lending 2017 Fund, L.P., Kitty Hawk Credit Fund, L.P., Core Senior Lending Master Fund (PB), L.P., HPS Core Senior Lending Portfolio (PB) II, L.P., Credit Value Master Fund 2016, L.P., Credit Value Master Fund V, L.P., Credit Value Ontario Fund V, L.P., Credit Value Master Fund VI, L.P., European Asset Value Fund (USD) II, L.P., European Asset Value Offshore Fund (USD) II, L.P., European Asset Value Offshore Fund II, L.P., HPS European Liquid Loan Opportunities Master Fund, L.P., HPS Mezzanine Partners 2019, L.P., HPS Offshore Mezzanine Partners 2019 Co-Invest, L.P., HPS Offshore Mezzanine Partners 2019 Europe, SCSp, HPS Offshore Mezzanine Partners 2019, L.P., HPS Special Situations Opportunity Fund, L.P., HPS Special Situations Opportunity Offshore Fund, L.P., HPS Specialty Loan Europe Fund V, SCSp, HPS Specialty Loan Fund (JPY) V, L.P., HPS Specialty Loan Fund V, L.P., HPS Specialty Loan Fund V-L, L.P., HPS Specialty Loan International Fund V, SCSp, HPS Specialty Loan International Fund V-L, L.P., Institutional Credit Master Fund, L.P., Liquid Loan Opportunities Master Fund, L.P., Mayfair Alternative Credit Funds ICAV, Mezzanine Partners III, L.P., Offshore Mezzanine Partners III Co-Invest, L.P., Offshore Mezzanine Partners III, L.P., Real Estate Credit Solutions Fund II, L.P., Real Estate Credit Solutions Offshore Fund II, L.P., Specialty Loan Fund 2016, L.P., Specialty Loan Fund 2016-L, L.P., Specialty Loan Institutional Fund 2016-L, L.P., Aspen Co-Invest, L.P., Bronco Co-Invest, L.P, Endurance II Co-Invest, L.P., Galaxy III Co-Invest, L.P., Milano Co-Invest, L.P., Neptune Co-Invest, L.P., Patriot Co-Invest, L.P., Aiguilles Rouges Irish Specialty Loan Fund plc, Aiguilles Rouges Specialty Loan Fund, L.P., Cactus Direct Lending Fund, L.P., Cardinal Fund, L.P., CST Specialty Loan Fund, L.P., Falcon Credit Fund, L.P., GIM Credit Lux S.A., GIM Credit Master Lux S.à r.l., GIM II, L.P., GIM, L.P., HC Direct Lending Fund, L.P., HN Co-Investment Fund, L.P., HPS Core Senior Lending Co-Invest, L.P., HPS Halite 2020 Direct Lending Fund Limited, HPS KP Mezz 2019 Co-Invest, L.P., HPS Magnetite Energy & Power Credit Fund, L.P., HPS Magnetite Energy & Power Credit Offshore Fund, L.P., HPS Ocoee Specialty Loan Fund, L.P., HPS OH Co-Investment Fund, L.P., HPS PA Co-Investment Fund, L.P., HPS RR Specialty Loan Fund, L.P., HPS VG Co-Investment Fund, L.P., Jade Real Assets Fund, L.P., Mauna Kea Fund, L.P., Moreno Street Direct Lending Fund, L.P., NDT Senior Loan Fund, L.P., Presidio Loan Fund, L.P., Private Loan Opportunities Fund, L.P., Red Cedar Fund 2016, L.P., Sandlapper Credit Fund, L.P., SC Strategic Investment Fund, L.P., Specialty Loan Fund – CX-2, L.P., Specialty Loan VG Fund, L.P., AP Mezzanine Partners III, L.P., HPS AP Mezzanine Partners 2019, L.P., HPS Hinode Mezzanine Partners 2020, L.P., Specialty Loan Ontario Fund 2016, L.P., EL Specialty Loan Secondary Fund, L.P., HPS Offshore Strategic Investment Partners V, L.P., HPS Strategic Investment Partners V, L.P., HPS AP Strategic Investment Partners V, L.P., HPS AD Co-Investment Holdings, L.P., HPS Investment Partners (UK) LLP, HPS Investment Partners (HK), Limited, HPS Investments Partners (AUS) Pty Ltd., HPS ALSC Management, LLC, HPS Mezzanine Partners, LLC, HPS Mezzanine Partners II, LLC, HPS Mezzanine Management III, LLC, HPS Mezzanine Management 2019, LLC, HPS Opportunities SL Management, LLC, HPS RE Management, LLC, HPS Investment Partners CLO (US), LLC, HPS Investment Partners CLO (UK) LLP, HPS EF GP, LLC, HPS EL SLF 2016 GP, LLC, CGC, LLC, CGC III Partners LLC, HPS Strategic Investment Management V, LLC, HPS Elbe Unlevered Direct Lending Fund, SCSp, HPS Specialty Loan Ontario Fund V, L.P., Shelby Co-Invest, L.P., Core Senior Lending Fund II, SCSp, Core Senior Lending International Fund II, SCSp, HPS Offshore Strategic Investment Partners V Europe, SCSp, and Segovia Loan Advisors (UK) LLP and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further state that they are familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of their knowledge, information and belief.

HPS CORPORATE LENDING FUND

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Sole Trustee

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director
CORE SENIOR LENDING FUND L.P.
CORE SENIOR LENDING MASTER FUND (PB), L.P.
HPS CORE SENIOR LENDING PORTFOLIO (PB) II, L.P.
CREDIT VALUE MASTER FUND 2016, L.P.
CREDIT VALUE MASTER FUND V, L.P.
CREDIT VALUE ONTARIO FUND V, L.P.
CREDIT VALUE MASTER FUND VI, L.P.
EUROPEAN ASSET VALUE FUND (USD) II, L.P.
EUROPEAN ASSET VALUE OFFSHORE FUND (USD) II, L.P.
EUROPEAN ASSET VALUE OFFSHORE FUND II, L.P.
HPS EUROPEAN LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.
HPS SPECIAL SITUATIONS OPPORTUNITY FUND, L.P.
HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND, L.P.
HPS SPECIALTY LOAN FUND (JPY) V, L.P.
HPS SPECIALTY LOAN FUND V, L.P.
HPS SPECIALTY LOAN FUND V-L, L.P.
HPS SPECIALTY LOAN INTERNATIONAL FUND V-L, L.P.
INSTITUTIONAL CREDIT MASTER FUND, L.P.
LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.
REAL ESTATE CREDIT SOLUTIONS FUND II, L.P.
REAL ESTATE CREDIT SOLUTIONS OFFSHORE FUND II, L.P.
SPECIALTY LOAN FUND 2016, L.P.
SPECIALTY LOAN FUND 2016-L, L.P.
SPECIALTY LOAN INSTITUTIONAL FUND 2016-L, L.P.
AIGUILLES ROUGES IRISH SPECIALTY LOAN FUND PLC
AIGUILLES ROUGES SPECIALTY LOAN FUND, L.P.
BRICKYARD DIRECT LENDING FUND, L.P.
CACTUS DIRECT LENDING FUND, L.P.
CARDINAL FUND, L.P.
CORE SENIOR LENDING FUND (A-A), L.P.
CST SPECIALTY LOAN FUND, L.P.
FALCON CREDIT FUND, L.P.
GIM CREDIT LUX S.A.
GIM CREDIT MASTER LUX S.À R.L.
GIM II, L.P.
GIM, L.P.
HC DIRECT LENDING FUND, L.P.
HINODE DIRECT LENDING 2017 FUND, L.P.
HN CO-INVESTMENT FUND, L.P.

HPS CORE SENIOR LENDING CO-INVEST, L.P.
HPS DPT DIRECT LENDING FUND, L.P.
HPS HALITE 2020 DIRECT LENDING FUND LIMITED
HPS MAGNETITE ENERGY & POWER CREDIT FUND, L.P.
HPS MAGNETITE ENERGY & POWER CREDIT OFFSHORE FUND, L.P.
HPS OCOEE SPECIALTY LOAN FUND, L.P.
HPS OH CO-INVESTMENT FUND, L.P.
HPS PA CO-INVESTMENT FUND, L.P.
HPS RR SPECIALTY LOAN FUND, L.P.
HPS VG CO-INVESTMENT FUND, L.P.
JADE REAL ASSETS FUND, L.P.
KITTY HAWK CREDIT FUND, L.P.
MAUNA KEA FUND, L.P.
MORENO STREET DIRECT LENDING FUND, L.P.
NDT SENIOR LOAN FUND, L.P.
PRESIDIO LOAN FUND, L.P.
PRIVATE LOAN OPPORTUNITIES FUND, L.P.
RED CEDAR FUND 2016, L.P.
SC STRATEGIC INVESTMENT FUND, L.P.
SPECIALTY LOAN FUND – CX-2, L.P.
SPECIALTY LOAN VG FUND, L.P.
SPECIALTY LOAN ONTARIO FUND 2016, L.P.
EL SPECIALTY LOAN SECONDARY FUND, L.P.
HPS SPECIALTY LOAN ONTARIO FUND V, L.P.

BY: HPS INVESTMENT PARTNERS, LLC AS INVESTMENT MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS 2019, L.P.
HPS OFFSHORE MEZZANINE PARTNERS 2019 CO-INVEST, L.P.
HPS OFFSHORE MEZZANINE PARTNERS 2019 EUROPE, SCSP
HPS OFFSHORE MEZZANINE PARTNERS 2019, L.P.
BRONCO CO-INVEST, L.P
ENDURANCE II CO-INVEST, L.P.
GALAXY III CO-INVEST, L.P.
MILANO CO-INVEST, L.P.
NEPTUNE CO-INVEST, L.P.
HPS KP MEZZ 2019 CO-INVEST, L.P.
HPS AP MEZZANINE PARTNERS 2019, L.P.
HPS HINODE MEZZANINE PARTNERS 2020, L.P.
HPS AD CO-INVESTMENT HOLDINGS, L.P.

BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS SPECIALTY LOAN EUROPE FUND V, SCSP
HPS SPECIALTY LOAN INTERNATIONAL FUND V, SCSP
MAYFAIR ALTERNATIVE CREDIT FUNDS ICAV
HPS ELBE UNLEVERED DIRECT LENDING FUND, SCSP
CORE SENIOR LENDING FUND II, SCSP
CORE SENIOR LENDING INTERNATIONAL FUND II, SCSP

BY: HPS INVESTMENT PARTNERS, LLC AS PORTFOLIO MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

MEZZANINE PARTNERS III, L.P.
OFFSHORE MEZZANINE PARTNERS III CO-INVEST, L.P.
OFFSHORE MEZZANINE PARTNERS III, L.P.
ASPEN CO-INVEST, L.P.
PATRIOT CO-INVEST, L.P.
AP MEZZANINE PARTNERS III, L.P.

BY: HPS MEZZANINE MANAGEMENT III, LLC, ITS INVESTMENT MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SANDLAPPER CREDIT FUND, L.P.
BY: HPS OPPORTUNITIES SL MANAGEMENT, LLC, ITS INVESTMENT MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V, L.P.
BY: HPS STRATEGIC INVESTMENT PARTNERS V OFFSHORE GP, L.P., ITS
GENERAL PARTNER
BY: HPS STRATEGIC INVESTMENT PARTNERS V OFFSHORE GP OF GP, LLC, ITS
GENERAL PARTNER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS STRATEGIC INVESTMENT PARTNERS V, L.P.
HPS AP STRATEGIC INVESTMENT PARTNERS V, L.P.

BY: HPS STRATEGIC INVESTMENT PARTNERS V GP, L.P., ITS GENERAL PARTNER
BY: HPS PARTNERS HOLDINGS II, LLC, ITS GENERAL PARTNER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC
BY: HPS INVESTMENT PARTNERS, LLC ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (UK) LLP
BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS
(UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (HK), LIMITED

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS INVESTMENTS PARTNERS (AUS) PTY LTD.

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS ALSC MANAGEMENT, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS II, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT III, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT 2019, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OPPORTUNITIES SL MANAGEMENT, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS RE MANAGEMENT, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS CLO (US), LLC
By:	/s/ David Frey
Name:	David Frey
Title:	Director

HPS INVESTMENT PARTNERS CLO (UK) LLP
BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS
(UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EF GP, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EL SLF 2016 GP, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC, LLC
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC III PARTNERS LLC
BY: CGC, LLC, ITS MANAGING MEMBER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SHELBY CO-INVEST, L.P.
BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V EUROPE, SCSP
BY: HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC, ITS PORTFOLIO
MANAGER
BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SEGOVIA LOAN ADVISORS (UK) LLP
BY: SEGOVIA LOAN MANAGEMENT CORPORATE SERVICES (UK) LTD. AND
SEGOVIA LOAN MANAGEMENT (UK) LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

SCHEDULE A
Existing Advisers

Name of Adviser	Description
HPS Investment Partners (UK) LLP	A United Kingdom limited liability partnership authorized by the UK Financial Conduct Authority that is a subsidiary of and relying adviser to HPS.
Segovia Loan Advisors (UK) LLP
HPS Investment Partners (HK), Limited
A Hong Kong limited company that is authorized and regulated to perform asset management activities with the Hong Kong Securities and Futures Commission that is a subsidiary of and relying adviser to HPS.

HPS Investments Partners (AUS) Pty Ltd.	An Australian limited company that is licensed as an Australian Financial Service Licensee by the Australian Securities and Investments Commission and is a subsidiary of and relying adviser to HPS.
HPS Investment Partners CLO (UK) LLP	A United Kingdom limited liability partnership authorized by the UK Financial Conduct Authority that is a subsidiary of and relying adviser to HPS.
HPS ALSC Management, LLC	A United States limited liability company that is a subsidiary of and relying adviser to HPS.
HPS Mezzanine Partners, LLC
HPS Mezzanine Partners II, LLC
HPS Mezzanine Management III, LLC
HPS Mezzanine Management 2019, LLC
HPS Opportunities SL Management, LLC
HPS RE Management, LLC
HPS Investment Partners CLO (US), LLC
HPS EF GP, LLC
HPS EL SLF 2016 GP, LLC
CGC, LLC
CGC III Partners LLC
HPS Strategic Investment Management V, LLC

Existing Affiliated Funds

Name of Fund	Investment Strategy
Core Senior Lending Fund (A-A), L.P.
Core Senior Loans: This strategy seeks to generate current income while preserving capital by investing primarily in newly originated secured debt, focusing on established, stabilized middle market borrowers. The strategy generally expects to pursue a buy and hold strategy, with returns generated primarily from ongoing interest income as well as original issue discount, closing payments, commitment fees, prepayments and related penalties.

Core Senior Lending Fund, L.P.
HPS DPT Direct Lending Fund, L.P.
Hinode Direct Lending 2017 Fund, L.P.
Kitty Hawk Credit Fund, L.P.
Core Senior Lending Master Fund (PB), L.P.
HPS Core Senior Lending Portfolio (PB) II, L.P.
GIM II, L.P.
GIM, L.P.
HPS Core Senior Lending Co-Invest, L.P.
Core Senior Lending Fund II, SCSp
Core Senior Lending International Fund II, SCSp

Credit Value Master Fund 2016, L.P.
Credit Value: This strategy seeks to generate attractive risk-adjusted returns by investing in an opportunistic investment program, with a focus on senior secured term loans, second lien term loans, senior secured bonds, unsecured high yield bonds and securitized credit (including collateralized loan obligations).

Credit Value Master Fund V, L.P.
Credit Value Ontario Fund V, L.P.
Credit Value Master Fund VI, L.P.
European Asset Value Fund (USD) II, L.P.
European Asset Value: This strategy’s investment objective is to make opportunistic and thematic credit-related investments that will seek to generate attractive risk-adjusted returns through current income from acquired and newly-originated financial assets and sale proceeds from underlying asset sales or other resolutions. The funds’ investments are expected to include, but not be limited to, commercial assets and securities, performing financial asset portfolios that may include the seller’s servicing and sourcing capabilities and personnel, impaired loan portfolios, real estate, consumer assets and securities as well as other real assets. In addition, the funds may pursue other opportunistic investments to take advantage of prevailing market conditions, including the changing regulatory landscape.

European Asset Value Offshore Fund (USD) II, L.P.
European Asset Value Offshore Fund II, L.P.
Mayfair Alternative Credit Funds ICAV
HPS European Liquid Loan Opportunities Master Fund, L.P.
This fund seeks to provide investors with attractive risk-adjusted returns, through high floating rate income balanced by an objective of long-term principal preservation.  The fund intends to provide investors with exposure to a diversified, actively managed portfolio consisting primarily of broadly syndicated senior secured loans issued by entities that are domiciled, or conduct a majority of their business operations, in Europe.

HPS Mezzanine Partners 2019, L.P.
Mezzanine Debt: This strategy seeks to achieve current returns as well as long-term capital appreciation through investments in mezzanine securities, which are high-yielding fixed and floating rate debt and debt-like instruments.  Mezzanine securities may include subordinated debt (such as second lien and unsecured debt), preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments related to the strategy's mezzanine investments.  In certain situations, the strategy may also invest in senior debt instruments and other opportunistic investments including unitranche securities, structured debt tranches and equity investments unrelated to the strategy’s mezzanine investments.

HPS Offshore Mezzanine Partners 2019 Co-Invest, L.P.
HPS Offshore Mezzanine Partners 2019 Europe, SCSp
HPS Offshore Mezzanine Partners 2019, L.P.
Mezzanine Partners III, L.P.
Offshore Mezzanine Partners III Co-Invest, L.P.
Offshore Mezzanine Partners III, L.P.
Aspen Co-Invest, L.P.
Bronco Co-Invest, L.P
Endurance II Co-Invest, L.P.
Galaxy III Co-Invest, L.P.
Milano Co-Invest, L.P.
Neptune Co-Invest, L.P.
Patriot Co-Invest, L.P.
HPS KP Mezz 2019 Co-Invest, L.P.
AP Mezzanine Partners III, L.P.
HPS AP Mezzanine Partners 2019, L.P.
HPS Hinode Mezzanine Partners 2020, L.P.
HPS Offshore Strategic Investment Partners V, L.P.
HPS Strategic Investment Partners V, L.P.
HPS AP Strategic Investment Partners V, L.P.
HPS AD Co-Investment Holdings, L.P.
HPS Offshore Strategic Investment Partners V Europe, SCSp
Shelby Co-Invest, L.P.

HPS Special Situations Opportunity Fund, L.P.
The strategy's investment objective is to generate long-term returns through capital appreciation and current income with strong downside protection by exploiting market inefficiencies.  The strategy’s investments may take the form of debt and equity and will be focused on distressed private debt, distressed public debt, performing credit in distressed capital structures, liquidation stubs, litigation claims and trade claims, and asset backed debt.  While the strategy will be long biased, it may invest in short positions (both speculative shorts as well as hedging).

HPS Special Situations Opportunity Offshore Fund, L.P.
HPS Specialty Loan Europe Fund V, SCSp
Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

HPS Specialty Loan Fund (JPY) V, L.P.
HPS Specialty Loan Fund V, L.P.
HPS Specialty Loan Fund V-L, L.P.
HPS Specialty Loan International Fund V, SCSp
HPS Specialty Loan International Fund V-L, L.P.
Specialty Loan Fund 2016, L.P.
Specialty Loan Fund 2016-L, L.P.
Specialty Loan Institutional Fund 2016-L, L.P.
CST Specialty Loan Fund, L.P.
Falcon Credit Fund, L.P.
HC Direct Lending Fund, L.P.
HN Co-Investment Fund, L.P.
HPS Halite 2020 Direct Lending Fund Limited
HPS Ocoee Specialty Loan Fund, L.P.
HPS OH Co-Investment Fund, L.P.
HPS PA Co-Investment Fund, L.P.
HPS RR Specialty Loan Fund, L.P.
HPS VG Co-Investment Fund, L.P.
Moreno Street Direct Lending Fund, L.P.
NDT Senior Loan Fund, L.P.
Presidio Loan Fund, L.P.
Private Loan Opportunities Fund, L.P.
Red Cedar Fund 2016, L.P.
Sandlapper Credit Fund, L.P.
SC Strategic Investment Fund, L.P.
Specialty Loan Fund – CX-2, L.P.
Specialty Loan VG Fund, L.P.
Specialty Loan Ontario Fund 2016, L.P.
EL Specialty Loan Secondary Fund, L.P.
Aiguilles Rouges Irish Specialty Loan Fund plc
Aiguilles Rouges Specialty Loan Fund, L.P.
Cactus Direct Lending Fund, L.P.
HPS Specialty Loan Ontario Fund V, L.P.

Institutional Credit Master Fund, L.P.
Institutional Credit: The strategy’s principal investment objective is to generate attractive risk-adjusted returns while minimizing volatility and credit loss across market cycles.  The strategy focuses primarily on performing credit investments across the leveraged loan, high yield bond and securitized credit asset classes, generally investing in the debt of North American and European businesses.  The fund may also, from time to time, invest in other instruments, including equities, credit default swaps and other derivative products.

Cardinal Fund, L.P.
GIM Credit Lux S.A.
GIM Credit Master Lux S.à r.l.
Mauna Kea Fund, L.P.
Liquid Loan Opportunities Master Fund, L.P.
Liquid Loan: This strategy seeks to provide investors with attractive risk-adjusted returns, through high floating rate income balanced by an objective of long-term principal preservation.  The strategy intends to provide investors with exposure to a diversified, actively managed portfolio consisting primarily of broadly syndicated senior secured loans.

Real Estate Credit Solutions Fund II, L.P.
Real Estate Capital Solutions: To achieve current returns through real estate debt investments.  Although the strategy may make investments across the capital structure, and primarily focus on real estate debt investments.  These investments may include, for example, mezzanine securities, first mortgage whole loans, and subordinated mortgage loans (also referred to as B-notes), in each case, related to real estate and real estate-related assets and businesses.

Real Estate Credit Solutions Offshore Fund II, L.P.

HPS Magnetite Energy & Power Credit Fund, L.P.
Energy and Power: This strategy seeks to generate attractive risk-adjusted returns by investing in privately negotiated, directly originated Secured Debt (as defined below), mezzanine debt and debt-like preferred equity issued by North American energy and power (including renewable energy) companies. In addition, the strategy may acquire warrants and/or equity in connection with such debt investments and may invest in reserve-based loan facilities or similar investments secured by the assets and/or underlying collateral of issuers which the manager expects will be recapitalized.

HPS Magnetite Energy & Power Credit Offshore Fund, L.P.
Jade Real Assets Fund, L.P.
HPS Elbe Unlevered Direct Lending Fund, SCSp
Hybrid: 60% Specialty Direct Lending and 40% Core Senior Loans:

Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

Core Senior Loans: This strategy seeks to generate current income while preserving capital by investing primarily in newly originated secured debt, focusing on established, stabilized middle market borrowers. The strategy generally expects to pursue a buy and hold strategy, with returns generated primarily from ongoing interest income as well as original issue discount, closing payments, commitment fees, prepayments and related penalties.